UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

(mark one)

☑Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the annual period ended December 31, 2014

OR

☐Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ____________

Commission File Number:  000-04892

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAL-MAINE FOODS, INC. KSOP

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CAL-MAINE FOODS, INC.

3320 WOODROW WILSON AVENUE

JACKSON, MS 39209

CAL-MAINE FOODS, INC. KSOP

TABLE OF CONTENTS

Page
REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:
Statement of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to the Financial Statements	5 - 12

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014	13 - 14

SIGNATURE	15

Report of the Independent Registered Public Accounting Firm

To Participants and the Audit Committee of the

Cal-Maine Foods, Inc. KSOP

Jackson, Mississippi

We have audited the accompanying statements of net assets available for benefits of the Cal-Maine Foods, Inc. KSOP (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting or other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Frost, PLLC

Little Rock, Arkansas

June 26, 2015

CAL-MAINE FOODS, INC. KSOP

Statement of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets

Investments, at fair value
Cal-Maine Foods, Inc. common stock	$ 100,431,516	$ 79,527,999
Common collective trust funds	675,488	3,912,395
Interest-bearing cash	5,351,870	6,167,006
Money market fund	86,067	7
Mutual funds	25,887,722	20,572,170
Total investments	132,432,663	110,179,577

Receivables
Employer contributions	10,530	70,237
Notes receivable from participants	2,647,177	2,367,681
Total receivables	2,657,707	2,437,918

Total assets	135,090,370	112,617,495

Liabilities

Adjustment from fair value to contract value for interest
in common collective trust funds relating to fully
benefit-responsive investment contracts	(2,179)	(1,976)

Net assets available for benefits	$ 135,088,191	$ 112,615,519

The accompanying notes are an integral part of these financial statements.

CAL-MAINE FOODS, INC. KSOP

Statement of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2014 and 2013

	2014	2013
Additions
Investment income
Interest and dividend income
Interest	$ 4,362	$ 4,921
Dividends	3,333,955	1,785,564
Total interest and dividend income	3,338,317	1,790,485

Net change in fair value of investments
Cal-Maine Foods, Inc. common stock	22,914,454	27,247,198
Common collective trust funds	279,062	791,279
Mutual funds	360,005	2,508,576
Total change in fair value of investments	23,553,521	30,547,053

Total investment income	26,891,838	32,337,538

Interest income on notes receivable from participants	100,881	75,604

Contributions
Employer contributions	2,522,387	2,039,816
Participant contributions	2,063,683	1,712,915
Rollover	401,083	1,154,897
Total contributions	4,987,153	4,907,628

Total additions	31,979,872	37,320,770

Deductions
Benefits paid to participants	9,457,635	7,351,795
Administrative expenses	49,565	34,940
Total deductions	9,507,200	7,386,735

Net increase in net assets available for benefits	22,472,672	29,934,035

Net assets available for benefits - beginning of year	112,615,519	82,681,484

Net assets available for benefits - end of year	$ 135,088,191	$ 112,615,519

The accompanying notes are an integral part of these financial statements.

CAL-MAINE FOODS, INC. KSOP

Notes to Financial Statements

December 31, 2014 and 2013

1.Summary of Significant Plan Provisions

The following description of the Cal-Maine Foods, Inc. KSOP (the “Plan”) provides only general information.  Participants should refer to the Plan documents  for a more complete description of the Plan’s provisions.

a.General – The Plan covers substantially all employees of Cal-Maine Foods, Inc. and its subsidiaries (collectively, the “Company”).  It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

b.Eligibility – Each employee, except leased employees, collective bargaining employees, contract employees, and employees of independent contractors shall become eligible to participate in the Plan on the entry date next following or coinciding with the employee attaining 21 years of age and one year of service during which the employee accrues 1,000 hours or more of service.  Entry dates are January 1, April 1, July 1 and October 1.

c.Contributions – The Company can make contributions up to the maximum amount deductible under Section 404(a)(3)(A) of the Internal Revenue Code (“IRC”), with the maximum amount allocated to a participant not to exceed the annual addition limitation established annually by the IRC.  During the years ended December 31, 2014 and 2013, the Company made safe harbor contributions equal to 3% of eligible compensation.  In addition to the 3% required contribution, the Company could make an additional contribution.  The Company did not make an additional contribution for the years ended December 31, 2014 or 2013.   The Company’s contributions may be in cash or common stock.  For the years ended December 31, 2014 and 2013, all contributions were made in cash.

Participants may contribute salary deferrals to the Plan through payroll deductions.  Participants may elect to have compensation deferred up to the maximum allowable by the IRC.

d.Participant accounts – Each participant’s account is credited with the participant contributions and an allocation of (a) the Company’s contributions, (b) Plan earnings/losses, and is charged with applicable withdrawals and an allocation of administrative expenses.  Allocations are based on the participant’s compensation, contributions or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

A participant, alternate payee of a participant, or beneficiary of a deceased participant has the immediate right to elect to diversify any publicly traded employer securities held in their Company stock account attributable to participating Company contributions and any publically traded securities held in their safe harbor nonelective contribution Company stock account and reinvest the proceeds in any other investments available under the Plan.

CAL-MAINE FOODS, INC. KSOP

Notes to Financial Statements

December 31, 2014 and 2013

1.Summary of Significant Plan Provisions (cont.)

e.Vesting – A participant’s interest in Company contributions vests immediately.

f.Investment options – Participants may direct the investment of their interest in the Plan into the investment options offered under the Plan.  Participants may change their investment selections at any time via internet or direct phone access to the SunTrust Benefits Service Center.

g.Notes receivable from participants – Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested interest in their account balance.  Note terms range from one to five years or up to 15 years for the purchase of a primary residence.  The notes are secured by the balance in the participant’s account and bear interest at a rate determined by the Plan Administrative Committee equivalent to that charged by major financial institutions in the community.  Principal and interest is paid ratably through weekly or biweekly payroll deductions.

h.Payment of benefits – Benefits are generally payable on termination, retirement, death or disability.  If the participant’s vested balance is $1,000 or less, it will be automatically distributed. In-service withdrawals are allowed from all participant accounts if the participant has attained age 59½, at any time from a participant’s rollover account, or once a year from a participant’s non-safe harbor Company stock account and non-elective deferral Company Stock Account for participants with five or more years of participation.

Distributions from a participant’s Company stock account are made either in cash or Company stock, as elected by the participant. Non-company stock accounts are distributed in lump sum or installments.

i.Voting rights of stock – Each participant shall have the right to direct the committee or trustee as to the manner in which whole and partial shares of the Company’s stock allocated to their accounts as of the record date are to be voted in each matter brought before an annual or special shareholders’ meeting.

j.Termination of the Plan – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

CAL-MAINE FOODS, INC. KSOP

Notes to Financial Statements

December 31, 2014 and 2013

2.Summary of Significant Accounting Policies

a.

Basis of accounting – The accompanying financial statements are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through common collective trust funds.  The common collective trust funds are considered fully benefit-responsive.  Contract value for these common collective trust funds is based on earnings and contributions to the funds, less withdrawals from the funds.  The statement of net assets available for benefits presents the fair value of the investment in the common collective trust funds, as well as the adjustment of the investment in the common collective trust funds, from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis.  Certain events limit the ability of the Plan to transact at contract value with the issuer.  However, management of the Plan does not believe that such events are probable of occurring.

b.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Accordingly, actual results may differ from those estimates.

c.Investment valuation and income recognition – Investments are reported at fair value.  See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net change in fair value includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

d.Notes receivable from participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid, interest.  Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan documents.

e.Payment of benefits – Benefits are recorded when paid.

CAL-MAINE FOODS, INC. KSOP

Notes to Financial Statements

December 31, 2014 and 2013

2.Summary of Significant Accounting Policies (cont.)

f.Administrative expenses – During the years ended December 31, 2014 and 2013, certain administrative expenses of the Plan were voluntarily paid by the Company.

3.Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits December 31, 2014 and 2013:

	2014	2013
Cal-Maine Foods, Inc. common stock (2,573,188
and 1,320,405 shares at December 31, 2014 and
2013, respectively)	$ 100,431,516	$ 79,527,999
SunTrust Bank FDIC Insured Account	*	6,167,006

* - Balance did not represent more than 5% of net assets available for benefits at December 31, 2014.

The Plan invests in various investment securities.  As of December 31, 2014 and 2013,  a significant portion of the Plan’s investments  (74% and 71% of total Plan assets as of December 31, 2014 and 2013, respectively) were held in the Company’s common stock.  Investment securities are exposed to various risks such as interest rate and market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

4.Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value is categorized based on a hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

CAL-MAINE FOODS, INC. KSOP

Notes to Financial Statements

December 31, 2014 and 2013

4.   Fair Value Measurements (cont.)

Level 1Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability; and
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2014 or 2013:

Interest-bearing cash:  This investment is valued at historical cost, which approximates fair value.

Money market fund:  This investment is valued at the fair value of the underlying investments, which are valued based on quoted market prices at the end of the Plan year.  The underlying investments’ objective is to achieve a $1 per share value.

Common stock and mutual funds:  These investments are  valued based on quoted market prices at the end of the Plan year.

Common collective trust funds:    These investments are valued based on the net asset value (“NAV”) of units held by the Plan at year end, as calculated by the issuer.  NAV is calculated based on the fair value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CAL-MAINE FOODS, INC. KSOP

Notes to Financial Statements

December 31, 2014 and 2013

4.   Fair Value Measurements (cont.)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value.

	Level 1	Level 2	Level 3	Total
December 31, 2014
Cal-Maine Foods, Inc.
common stock	$ 100,431,516	$ -	$ -	$ 100,431,516
Common collective trust funds	-	675,488	-	675,488
Interest-bearing cash	5,351,870	-	-	5,351,870
Money market fund	-	86,067	-	86,067
Mutual funds
Bond	2,548,194	-	-	2,548,194
Large blend	5,409,331	-	-	5,409,331
Large growth	564,457	-	-	564,457
Large value	4,070,897	-	-	4,070,897
Mid-Cap value	1,393,946	-	-	1,393,946
Small growth	1,407,007	-	-	1,407,007
International funds	1,283,767			1,283,767
Target date	9,210,123	-	-	9,210,123

	$ 131,671,108	$ 761,555	$ -	$ 132,432,663

December 31, 2013
Cal-Maine Foods, Inc.
common stock	$ 79,527,999	$ -	$ -	$ 79,527,999
Common collective trust funds	-	3,912,395	-	3,912,395
Interest-bearing cash	6,167,006	-	-	6,167,006
Money market fund	-	7	-	7
Mutual funds
Bond	2,624,830	-	-	2,624,830
Large blend	1,523,967	-	-	1,523,967
Large growth	441,509	-	-	441,509
Large value	5,659,974	-	-	5,659,974
Mid-Cap blend	1,237,565	-	-	1,237,565
Small growth	1,413,811	-	-	1,413,811
Target date	7,670,514	-	-	7,670,514

	$ 106,267,175	$ 3,912,402	$ -	$ 110,179,577

CAL-MAINE FOODS, INC. KSOP

Notes to Financial Statements

December 31, 2014 and 2013

4.   Fair Value Measurements (cont.)

The following table summarizes investments measured at fair value based on the NAV per share.

		Unfunded	Redemption	Redemption
	Fair Value	Commitments	Frequency	Notice Period
December 31, 2014
Common collective trust funds*
Capital Preservation Fund	$ 675,488	N/A	Daily	None

December 31, 2013
Common collective trust funds*
SunTrust Retirement 500
Index Fund	$ 3,229,032	N/A	Daily	None
Capital Preservation Fund	683,363	N/A	Daily	None

*These categories include funds with an objective of providing investment results and risk characteristics that approximate the overall performance of the common stocks included in the Standard and Poor’s Composite Stock Price Index of 500 stocks through investment in a portfolio of stocks.  Some of these funds also pursue investment objectives to provide income and capital appreciation opportunities through investment primarily in U.S. and foreign fixed income securities.  At December 31, 2014, these classes of investments consisted of approximately 56% guaranteed investment contracts, 31% synthetic investment contracts, and 13%  short-term investments.  At December 31, 2013, these classes of investments consisted of approximately 81% common stock, 8% guaranteed investment contracts, 6% synthetic investment contracts, 4% short-term investments, and 1% exchanged traded funds.

CAL-MAINE FOODS, INC. KSOP

Notes to Financial Statements

December 31, 2014 and 2013

5.Tax Status

The IRS has determined and informed the Company by a letter dated July 12, 2012 that the amended and restated Plan document is designed in accordance with applicable sections of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that, more likely than not, would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to December 31, 2011.

6.Parties-in-Interest Transactions

A significant portion of the Plan’s funds are invested in the Company’s common stock.  As a result, the Plan’s investment in the Company’s common stock and investment transactions pertaining to the Company’s common stock were with a party-in-interest.  The Plan is also invested in common collective trust funds, a money market fund and an interest-bearing cash account with the trustee, SunTrust Bank.  During the years ended December 31, 2014 and 2013, the Plan paid SunTrust Bank $49,565 and $34,940, respectively, for its services.  Inasmuch as SunTrust  Bank serves as a trustee of the Plan’s assets, they are by definition a party-in-interest and, as a result, the investments and related investment transactions were with a party-in-interest.  The Plan holds notes receivable from participants.  As a result, these notes and all related transactions were with parties-in-interest.  All of these transactions are exempt from being prohibited transactions under ERISA.

7.Subsequent Events Evaluation Date

Management of the Plan evaluated the events and transactions subsequent to its December 31, 2014 financial statement date and determined there were no significant events necessary for disclosure through June 26, 2015, which is the financial statement issuance date.

CAL-MAINE FOODS, INC. KSOP

PLAN NUMBER 001

EMPLOYER IDENTIFICATION NUMBER 64-0500378

Form 5500, Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2014

				Description of investment including
		Identity of issue, borrower,		maturity date, rate of interest,	Current
(a)	(b)	lessor or similar party	(c)	collateral, par or maturity value	(e) value

		Interest-bearing cash
*		SunTrust Bank		FDIC Insured Account	$ 5,351,870

		Money market fund
		Federated Investors		Prime Obligations Fund	86,067

		Common collective trust funds
		Federated Investors		Capital Preservation Fund	673,309	**

		Mutual funds
		Blackrock		Inflation Protected Bond	555,636
		Goldman Sachs		Large-Cap Value Institutional	2,629,760
		Goldman Sachs		US Equity Insights	1,557,989
		Vanguard		500 Index Fund	3,851,342
		Vanguard		Developed Markets Index Admiral	1,283,767
		MFS Family of Funds		Massachusetts Investors Growth Stock R5	564,457
		MFS Family of Funds		Total Return Bond R5	1,992,558
		MFS Family of Funds		Total Return Fund R5	1,441,137
		Nicholas		Equity Income I	1,393,946
*		SunTrust Bank		Ridgeworth Small-Cap Growth Stock Fund	1,407,007
		T. Rowe Price		Retirement 2010 Fund	488,701
		T. Rowe Price		Retirement 2020 Fund	2,803,117
		T. Rowe Price		Retirement 2030 Fund	3,728,199
		T. Rowe Price		Retirement 2040 Fund	1,967,464
		T. Rowe Price		Retirement 2050 Fund	222,642
		Total mutual funds			25,887,722

* - Party-in-interest

** - Amount represents contract value for this investment.

See independent auditor's report.

Column (d) not applicable for participant directed investments.

CAL-MAINE FOODS, INC. KSOP

PLAN NUMBER 001

EMPLOYER IDENTIFICATION NUMBER 64-0500378

Form 5500, Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2014

Description of investment including
		Identity of issue, borrower,		maturity date, rate of interest,	Current
(a)	(b)	lessor or similar party	(c)	collateral, par or maturity value	(e) value

Common stock
*		Cal-Maine Foods, Inc.		2,573,188 shares of common stock,
				$.01 par value	$ 100,431,516

*		Participant loans		Interest rates ranging from 3.25% to
				4.50% with varying maturity dates	2,647,177

$ 135,077,661

* - Party-in-interest

** - Amount represents contract value for this investment.

See independent auditor's report.

Column (d) not applicable for participant directed investments.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934,  the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAL-MAINE FOODS, INC. KSOP

Date:	June 26, 2015	/s/ Allen E. Holland
Allen E. Holland
Director of Human Resources

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm